NOT VALID UNLESS COUNTERSIGNED BY TRANSFER AGENT.
INCORPORATED UNDER THE LAWS OF THE STATE OF NEVADA.

NUMBER

517

0517

Nitro Petroleum Incorporated
f/k/a Ingenium Capital Corp.
Cusip#: 65478E 10 5

SHARES

20,000,000

AUTHORIZED COMMON STOCK: 400,000,000 SHARES
PAR VALUE: $0.001

CUSIP NO. 45684F 20 3

Countersigned & Registered
PACIFIC STOCK TRANSFER COMPANY
Las Vegas, Nevada
TRANSFER AGENT AND REGISTRAR
By: ____

TED KOZUB

THIS CERTIFIES THAT

***TWENTY MILLION ***

IS THE RECORD HOLDER OF

The shares of stock represented by this certificate have not been registered under the Securities Act of 1933, as amended, and may not be sold or otherwise transferred unless compliance with the registration provisions of such Act has been made or unless availability of an exemption from such registration provisions has been established, or unless sold pursuant to rule 144 under the Securities Act of 1933.

Shares of **INGENIUM CAPITAL CORP.** Common Stock transferable on the books of the Corporation in person or by duly authorized attorney upon surrender of this Certificate properly endorsed. This Certificate is not valid until countersigned by the Transfer Agent and registered by the Registrar.

Witness the facsimile seal of the Corporation and the facsimile signatures of its duly authorized officers.

Dated: March 31, 2006

INGENIUM CAPITAL CORP.
CORPORATE
Seal
NEVADA

SECRETARY

PRESIDENT